April 28, 2025

William Rice
Chief Executive Officer
Aptose Biosciences Inc.
12770 High Bluff Drive, Unit 120
San Diego, CA 92130

       Re: Aptose Biosciences Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 23, 2025
           File No. 001-32001
Dear William Rice:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Daniel M. Miller, Esq.